Exhibit 107

Calculation of Filing Fee Tables

SCHEDULE 14A

(Form Type)

ANAPLAN, INC.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee

Fees to be Paid	$10,757,715,253(1)	0.0000927	$997,240(2)

Fees Previously Paid	—		—

Total Transaction Valuation	$10,757,715,253

Total Fees Due for Filing			$997,240

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$997,240

(1)

Estimated for purposes of calculating the filing fee only. The maximum aggregate value was determined based upon the sum of: (A) 150,464,385 outstanding shares of common stock multiplied by $66.00 per share; (B) 4,444,575 shares of common stock underlying outstanding stock options with exercise prices below $66.00 per share multiplied by $53.83 (the difference between $66.00 and the weighted average exercise price of $12.17 per share) (assuming settlement based on 100% of the target levels of performance for those outstanding stock options subject to performance vesting conditions); (C) 8,906211 shares of common stock issuable upon settlement of restricted stock units multiplied by $66.00 per share (assuming settlement based on 100% of the target levels of performance for those restricted stock units subject to performance vesting conditions); in each case as of April 15, 2022.

(2)	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the transaction value by 0.0000927.